March 12, 2020

Chris Christensen
Chief Executive Officer
iCap Vault 1, LLC
3535 Factoria Blvd. SE, Suite 500
Bellevue, WA 98006

       Re: iCap Vault 1, LLC
           Registration Statement on Form S-11
           Filed February 14, 2020
           File No. 333-236458

Dear Mr. Christensen:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-11 filed February 14, 2020

General

1. We note the statement on page 10 that the notes you are offering "may be acquired by existing noteholders in exchange for tendered Private Placement Notes and cancellation of those Private Placement Notes." We also note disclosure suggesting that exchanges may be made relating to "prospective issuances" of notes subsequent to filing. It is unclear what offer and sale you intend the registration statement to cover. For example, do you intend to register an exchange similar to an "Exxon Capital" exchange offer? See
       Securities Act Compliance and Disclosure Interpretation Question 111.02 available on
       sec.gov. Is a purpose to provide investors of the privately-placed notes with non-restricted securities as discussed in Securities Act Compliance and Disclosure Interpretation
       Question 134.03? Please advise us of the offering you intend to cover with this
 Chris Christensen
FirstName LastNameChris Christensen
iCap Vault 1, LLC
Comapany2020
March 12, NameiCap Vault 1, LLC
March 12, 2020 Page 2
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FirstName LastName
         registration statement. Additionally, it is unclear how the privately placed notes are not part of this offering. Please provide us with a detailed analysis regarding why the concurrent private notes offering should not be integrated with your current public offering.
2. We note your disclosure that the notes are fully and unconditionally guaranteed by Vault
         Holding, LLC. Please revise your registration statement to include Vault Holding, LLC as a co-registrant on the registration statement cover-page and have Vault Holding, LLC sign the registration statement. In addition, please ensure that Vault Holding, LLC has properly filed the registration statement on EDGAR with its own separate CIK number.
         Please note that the guarantor is the issuer of a separate security consisting of the guarantee, which must be concurrently registered. Please revise to register the guarantee as a separate security on the registration statement. Additionally, for each guarantee, counsel must provide an opinion that such guarantee is the guarantor s binding obligation.
          For guidance, see Section II.B.1.e. of Staff Legal Bulletin No. 19
(CF), Legality and Tax
         Opinions in Registered Offerings (October 14, 2011).
3. Please advise us where the funds came from for repayment of $14,277,260 in principal and interest noted in the Recent Developments section on page 10.
4. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.
5. Please be advised that you are responsible for analyzing the applicability of the
         Investment Advisers Act of 1940 to your external manager.
6. We note the risk factor on page 19 references prior performance data of prior investments sponsored by your manager or iCap affiliates. Additionally, on page 6 you state that
         "iCap has significant prior experience in investing in single-family, multi-family, light commercial and land development properties." We note that you have not identified the properties you intend to acquire and are thus a blind pool. Accordingly, please include prior performance disclosure and tables in accordance with Item 8 of Guide 5.
7. Please disclose the information required by Item 701 of Regulation S-K. See Item 33 of
         Form S-11.
Cover page

8. We note your disclosure that "the Notes will bear interest at a floating rate per annum that is determined from time to time by the Company in its sole discretion. Rates may vary by an investor's principal amount of Notes or other factors as determined by the Company."
         Please explain to us in detail how your interest rate pricing on the Notes complies with
 Chris Christensen
iCap Vault 1, LLC
March 12, 2020
Page 3
         Item 202(b)(1) of Regulation S-K and Item 501(b)(3) of Regulation S-K. It appears to us that investors need ongoing transparency regarding the pricing terms of the security. We may have further comment.
9. We note your statement that "the maximum principal amount of the Notes to be issued is equal to $500,000,000, which amount may be increased from time to time by the
         Company." Please note that the company must register a set amount of notes and may not register an indeterminate amount of notes. Please revise to delete the statement that the amount of notes may be increased from time to time by the company.
10. We note you are offering the Notes on a best efforts basis, please revise your cover page to indicate the date the offering will end. See Item 501(b)(8)(iii) of Regulation S-K.
11. We note you indicate that there will be significant restriction on the ability to transfer or resell the Notes. Please revise to include a reference to a location in the prospectus that addresses the nature of those limitations.
12. We note you indicate that you expect to pay an annual administration fee of up to 1% of the outstanding aggregate principal amount of the Notes sold. Please revise to clarify, if true, that the 1% annual administration fee is paid to the Manager iCap Vault
         Management, LLC.
The Offering
Expenses, page 16

13. We note that you will reimburse your manager for expenses incurred in connection with your organization and offering. Please disclose the amount of reimbursable costs incurred to date.
Risk Factors, page 18

14. Please revise to add a risk factor to address the significant restrictions on noteholders'
         ability to transfer or resell their Notes.
Capitalization, page 40

15. We note the Notes will be offered on a best efforts basis. Please tell us how you determined it was appropriate to present a pro forma as adjusted basis to give effect to the sale of the maximum amount of the Notes in your capitalization table. Plan of Distribution
The Offering will be Sold by Our Officers and Directors, page 41
FirstName LastNameChris Christensen
Comapany NameiCap Vault 1, LLC
16. Please describe the specific activities that your officers and directors will engage in in
March the offer and sell the securities on your behalf.
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 Chris Christensen
FirstName LastNameChris Christensen
iCap Vault 1, LLC
Comapany2020
March 12, NameiCap Vault 1, LLC
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Description of the Notes
Interest, page 51

17. We note your statement that "[a] holder of Notes will not be expressly notified of changes from time to time in the interest rates. The current interest rates being paid on the Notes at any time may be obtained by visiting our website at www.icapequity.com/vault or calling our offices at (425) 453-7497." Given that the interest rates on the Notes will be determined by the company from time to time, explain to us with a view toward disclosure, how the actual interest rate terms will be established and how and when these terms will be communicated to investors. Investors are entitled to a prospectus.

Restrictions on Additional Debt, page 58

18. We note the disclosure that you "may issue debt securities from time to time in one or more series." Additionally, we note that Section 2.02 of the indenture allows for the demand notes to be issued in one or more series. Please clarify whether you intend to offer different series of demand notes and if so, whether specific assets and liabilities will be associated with each series. We may have further comment.

Exhibits

19. We note that Section 6(e) of your subscription agreement includes a jury trial waiver provision. Please disclose the provision in your registration statement and add a risk factor discussing the significant risks of this provision. In this regard, please disclose whether the jury trial provision applies to claims under the federal securities laws.
20. We note that your governing law provision in Section 6(e) of your subscription agreement identifies the state and federal courts sitting in King County, Washington as the exclusive forum for all disputes arising from this agreement. Please describe this provision in your registration statement, including any risks or other impacts on investors, and disclose whether this provision applies to actions arising under the Securities Act or Exchange
         Act. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the governing law provision in the subscription agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
 Chris Christensen
iCap Vault 1, LLC
March 12, 2020
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Isaac Esquivel at 202-551-3395 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.



FirstName LastNameChris Christensen                        Sincerely,
Comapany NameiCap Vault 1, LLC
                                                           Division of
Corporation Finance
March 12, 2020 Page 5                                      Office of Real
Estate & Construction
FirstName LastName